BarLink, LLC Financial Statement Notes:

NOTE 1:
Organization and Nature of Business Activities

BarLink, LLC (d/b/a BFLY) (the "Company") is a limited liability company or corporation organized August 7, 2015 in the state of Maryland. The Company is primarily involved in market research and predictive analytics.

NOTE 2:
Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (GAAP). The Company adopted the calendar year as its basis of reporting.

NOTE 3:
Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 4:
Risks and Uncertainties

As of December 31, 2017, the Company has not commenced full scale operations nor generated significant operating revenue. The Company's activities since inception have consisted of formation activities, development, and efforts to raise capital. Once the Company commences its planned principal operations, it will incur significant additional expenses. The Company is dependent upon additional capital resources for the commencement of its planned principal operations and is subject to significant risks and uncertainties; including failing to secure funding to operationalize the Company's plans or failing to profitably operate the business.

Barlink LLC

BALANCE SHEET

As of December 31, 2017

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
PNC Bank	0.00
Total Bank Accounts	**$0.00**
Total Current Assets	**$0.00**
Other Assets	
Barlink Application	56,424.98
Total Other Assets	**$56,424.98**
TOTAL ASSETS	**$56,424.98**
LIABILITIES AND EQUITY	
Liabilities	
Long-Term Liabilities	
Notes Payable	10,000.00
Total Long-Term Liabilities	**$10,000.00**
Total Liabilities	**$10,000.00**
Equity	
Dean Matthew's Equity	91,639.55
Eric Chodkowski Equity	1,500.00
Raj Patel Equity	10,000.00
Retained Earnings	-32,439.57
Net Income	-24,275.00
Total Equity	**$46,424.98**
TOTAL LIABILITIES AND EQUITY	**$56,424.98**

Note

Please note these are unaudited financial statements.

Barlink LLC

BALANCE SHEET

As of December 31, 2016

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
PNC Bank	48,764.31
Total Bank Accounts	**$48,764.31**
Total Current Assets	**$48,764.31**
Other Assets	
Barlink Application	31,935.67
Total Other Assets	**$31,935.67**
TOTAL ASSETS	**$80,699.98**
LIABILITIES AND EQUITY	
Liabilities	
Long-Term Liabilities	
Notes Payable	10,000.00
Total Long-Term Liabilities	**$10,000.00**
Total Liabilities	**$10,000.00**
Equity	
Dean Matthew's Equity	91,639.55
Eric Chodkowski Equity	1,500.00
Raj Patel Equity	10,000.00
Retained Earnings	0.00
Net Income	-32,439.57
Total Equity	**$70,699.98**
TOTAL LIABILITIES AND EQUITY	**$80,699.98**

Note

Please note these are unaudited financial statements.

Barlink LLC

PROFIT AND LOSS

January - December 2017

	TOTAL
Income	
Total Income	
GROSS PROFIT	**$0.00**
Expenses	
Amazon AWS	519.80
DICE INFOCOM	5,205.00
Freelancer.com	62.88
Grasshopper Phone Service	340.95
Hostgator Web	41.89
Legal & Professional Services	680.00
Marketing	0.00
Bearly Marketing	1,570.00
EZ Texting	335.00
Facebook Advertisments	535.98
MailChimp	192.00
PixelStrut Photography	954.25
Total Marketing	**3,587.23**
Paypal	4,211.74
Printing	136.20
Upwork	9,489.31
Total Expenses	**$24,275.00**
NET INCOME	**$ -24,275.00**

Note

Please note these are unaudited financial statements.

Barlink LLC

PROFIT AND LOSS

January - December 2016

	TOTAL
Income	
Total Income	
GROSS PROFIT	**$0.00**
Expenses	
Amazon AWS	15.94
DICE INFOCOM	42.00
Education Fees	1,300.00
Freelancer.com	260.60
Grasshopper Phone Service	336.54
Hostgator Web	483.10
iCoder Development	5,000.00
Legal & Professional Services	1,468.33
Marketing	0.00
EZ Texting	405.00
Fundable	297.00
MailChimp	117.00
Total Marketing	**819.00**
Paypal	12,838.38
Printing	177.22
Travel	0.00
Air Travel	257.70
Lodging	1,060.51
Uber	219.57
Total Travel	**1,537.78**
Upwork	7,935.68
US Patent and Trademark Office	225.00
Total Expenses	**$32,439.57**
NET INCOME	**$ -32,439.57**

Note

Please note these are unaudited financial statements.

Barlink LLC

STATEMENT OF CASH FLOWS

January - December 2017

	TOTAL
OPERATING ACTIVITIES	
Net Income	-24,275.00
Adjustments to reconcile Net Income to Net Cash provided by operations:	0.00
Net cash provided by operating activities	**$ -24,275.00**
INVESTING ACTIVITIES	
Barlink Application	-24,489.31
Net cash provided by investing activities	**$ -24,489.31**
NET CASH INCREASE FOR PERIOD	**$ -48,764.31**
Cash at beginning of period	48,764.31
CASH AT END OF PERIOD	**$0.00**

Note
Please note these are unaudited financial statements.

Barlink LLC

STATEMENT OF CASH FLOWS

January - December 2016

	TOTAL
OPERATING ACTIVITIES	
Net Income	-32,439.57
Adjustments to reconcile Net Income to Net Cash provided by operations:	0.00
Net cash provided by operating activities	**$ -32,439.57**
INVESTING ACTIVITIES	
Barlink Application	-31,935.67
Net cash provided by investing activities	**$ -31,935.67**
FINANCING ACTIVITIES	
Notes Payable	10,000.00
Dean Matthew's Equity	91,639.55
Eric Chodkowski Equity	1,500.00
Raj Patel Equity	10,000.00
Net cash provided by financing activities	**$113,139.55**
NET CASH INCREASE FOR PERIOD	**$48,764.31**
CASH AT END OF PERIOD	**$48,764.31**

Note
Please note these are unaudited financial statements.